UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Acquisition 7 February 2008



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 7, 2008                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 7, 2008                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                 7 February 2008


                                  Barclays PLC

             Barclays to acquire Discover's UK credit card business

Barclays Bank PLC ("Barclays") has agreed to acquire Discover's UK credit card business for a consideration of approximately GBP35m, payable in cash.

Under the agreement, Barclays will purchase Discover's UK credit card business ("the Business"), consisting of approximately 1.7 million credit card accounts with approximately GBP2.0 billion of gross receivables (Note 1); the Goldfish brand; its operating facilities and staff; and certain legal entities. Barclays intends to integrate the Business into its credit card division, Barclaycard.

The consideration is subject to an adjustment mechanism based on the net asset value of the Business at completion, which is estimated to be GBP129m (Note 2). Completion is subject to various conditions, including competition clearance, and is expected to occur during the first half of 2008.

Antony Jenkins, Chief Executive of Barclaycard, said: "Barclaycard is one of the largest card issuers in the UK with acknowledged expertise in risk management, customer data management and marketing. Discover's UK credit card business has similar credit characteristics to our existing UK business. The combination provides an attractive opportunity to deploy our expertise across a larger number of cards and customers."

                                    - Ends -

Note 1: On a managed basis.
Note 2: Estimated net asset value on a managed basis using US generally accepted accounting principles.


For further information please contact

Barclays

Investor Relations                     Media Relations
Mark Merson                            Alistair Smith (Barclays)
+44 (0) 20 7116 5752                   +44 (0) 20 7116 6132

Neil Temple                            James Cooke (Barclaycard)
+44 (0) 20 7116 2928                   +44 (0) 1604 251 229

Discover

Investor Relations                     Media Relations
Craig Streem                           Leslie Sutton
+1 224 405 3575                        +44 (0) 20 3162 6656


About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 127,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Barclaycard
Barclaycard is a multi-brand credit card and loans business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, Sky Card, Thomas Cook and Argos branded credit cards and FIRSTPLUS secured lending. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal, India, the United Arab Emirates and Africa. In the Nordic region, Barclaycard operates through Entercard, a joint venture with ForeningsSparbanken (Swedbank).

Key facts:

Number of UK card customers: 9.6m
Barclaycard International cards in issue: 7.6m
Number of Barclaycard Business retailer/merchant relationships: 95,000


About Discover Financial Services
Discover Financial Services (NYSE: DFS) is a leading credit card issuer and electronic payment services company with one of the most recognized brands in U.S. financial services. The company operates the Discover Card, America's cash rewards pioneer. Since its inception in1986, the company has become one of the largest card issuers in the United States. Its payments businesses consist of the Discover Network, with millions of merchant and cash access locations, and PULSE, one of the nation's leading ATM/debit networks. For more information, visit www.discoverfinancial.com.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.


By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, global as well as US economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.